March 31, 2011
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins
Accounting Branch Chief
Re:	Request for Extension of Response Time to Ms. Collins’ March 14, 2011 Comment Letter on the Nuance Communications, Inc. Form 10-K for the Fiscal Year Ended September 30, 2010 filed on November 29, 2010 and Form 10-Q filed on February 9, 2011
Dear Ms. Collins:
We respectfully request an extension of time to respond to your comments dated March 14, 2011 relating to the above referenced Form 10-K and Form 10-Q, filed with the Securities and Exchange Commission on November 29, 2010 and February 9, 2011 (the “Comment Letter”). We are requesting this extension to allow us additional time to formulate thorough responses to the Comment Letter. We intend to provide our responses to the Comment Letter on or before April 7, 2011.
If you have any questions relating to the foregoing, please do not hesitate to contact me at 781-565-5277.

Sincerely,
/s/ Garrison R. Smith
Garrison R. Smith
Associate General Counsel

cc:	Paul Ricci Jo-Anne Sinclair Thomas Beaudoin